Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Alliance Holdings GP, L.P. for the registration of common units and to the incorporation by reference therein of our reports dated February 28, 2014, with respect to the consolidated financial statements and schedule of Alliance Holdings GP, L.P. and the effectiveness of internal control over financial reporting of Alliance Holdings GP, L.P. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/Ernst & Young LLP

Tulsa, Oklahoma
February 28, 2014